UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number: 000-49919

KIRKLAND LAKE GOLD INC.
(Translation of registrant's name into English)

Highway 66, Kirkland Lake, Ontario, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F    [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated September 6, 2006

99.2	Material Change Report dated September 6, 2006

99.3	Interim Financial Statements for the Period Ended July 31, 2006

99.4	Management's Discussion and Analysis for the Period Ended July 31, 2006

99.5	Form 52-901F Certification of Interim Filings - CEO

99.6	Form 52-901F Certification of Interim Filings - CFO

99.7	News Release dated September 14, 2006

99.8	News Release dated September 19, 2006

99.9	News Release dated September 19, 2006

99.10	Information Circular

99.11	Confirmation of Mailing

99.12	News Release dated October 3, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kirkland Lake Gold Inc.
(Registrant)

Date: October 4, 2006	By:	/s/ Sandra Lee

Sandra Lee
	Title:	Corporate Secretary